SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.






                           FORM U-6B-2






                   CERTIFICATE OF NOTIFICATION




          Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility
Holding Company Act of 1935.






    Certificate is filed by Columbus Southern Power Company.






          This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of
Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.



1.   Type of security or securities.

          Unsecured Medium Term Notes, Series B

2.   Issue, renewal or guaranty.

          Issuance

3.   Principal amount of each security.

          $60,000,000

4.   Rate of interest per annum of each security:

          6.55%

5.   Date of issue, renewal or guaranty of each security.

          June 26, 1998

6.   If renewal of security, give date of original issue.

          Not applicable

7.   Date of maturity of each security.

          June 26, 2008

8. Name of persons to whom each security was issued, renewed or guaranteed.

          CEDE & Co., a nominee of The Depository Trust Company

9.   Collateral given with each security.

          None

10.  Consideration received for each security.

          Consideration received in amount of $59,625,000.

11.  Application of proceeds of each security.

          The net proceeds from the sale of the securities were used to pay certain of the Company's maturing securities, to fund its construction program or to repay short-term debt.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

          (a)  the provisions contained in the first sentence of
               Section 6(b).

          (b)  the provisions contained in the fourth sentence of
               Section 6(b).

          (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

          Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52 relating to issuance of indebtedness by public utility subsidiaries of registered holding companies.


                         COLUMBUS SOUTHERN POWER COMPANY


                         _/s/ John F. Di Lorenzo, Jr._
                            John F. Di Lorenzo, Jr.
                                  Secretary


Dated:    July 6, 1998




                                          cspfinan.98\secu6b2.655